

June 22, 2012

Via E-mail
Mr. Matthew Lepore
Vice President and Corporate Secretary,
Chief Counsel--Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

> **Re:** **Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K Dated May 1, 2012**
> **Filed May 1, 2012**
> **File No. 001-03619**

Dear Mr. Lepore:

We have reviewed your May 22, 2012 response to our May 9, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2011
Exhibit 13
Financial Review
Provision for Taxes on Income, page 35

1. Please refer to prior comment one. Your disclosure in footnote a) for taxation of non-U.S. operations discusses the components of the rate impact and is the same for all periods. Yet the rate reconciliation for taxation of non-U.S. operations shows a 3.3% decrease in 2011, a 2.2% increase in 2010 and a 9.4% decrease in 2009. Please provide us proposed disclosure to be included in future periodic

reports that quantifies and explains each factor causing the increase or decrease for each year.

Form 8-K dated May 1, 2012
Exhibit 99

2. Please refer to prior comment four. We do not agree with your interpretation of guidance in Question 102.10 of our Compliance & Disclosure Interpretation for Non-GAAP Financial Measures or the adequacy of your proposed new disclosure in resolving our concerns about the "undue prominence" of your non-GAAP financial information. Please represent to us that you will no longer present full statement-of-income reconciliations between your GAAP and non-GAAP financial measures in future Item 2.02 Form 8-K submissions or elsewhere.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant